:----------:                                       :---------------------------:
:  FORM 3  :                                       :     OMB APPROVAL          :
:----------:                                       :---------------------------:
                                                   :OMB NUMBER        3235-0104:
                                                   :EXPIRES: September 30, 1998:
                                                   :ESTIMATED AVERAGE BURDEN   :
                                                   :HOURS PER RESPONSE.... 0.5 :
                                                   :---------------------------:

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
--------------------------------------------------------------------------------
1. Name and Address of Reporting Person*

   The Goldman Sachs Group, Inc.
--------------------------------------------------------------------------------
   (Last)                     (First)                       (Middle)


   85 Broad Street
--------------------------------------------------------------------------------
                                    (Street)

   New York,                  New York                      10004
--------------------------------------------------------------------------------
   (City)                     (State)                       (Zip)
--------------------------------------------------------------------------------
2. Date of Event Requiring Amendment
   (Month/Day/Year)

          5/28/99
--------------------------------------------------------------------------------
3. I.R.S. Identification Number of Reporting Person, if an Entity (Voluntary)


--------------------------------------------------------------------------------
4. Issuer Name AND Ticker or Trading Symbol
   Wellsford Real Properties, Inc.           Symbol:  WRP

--------------------------------------------------------------------------------
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   _____ Director                       __x__ 10% Owner
   _____ Officer (give title below)     ____ Other (Specify below)


               --------------------------------------
--------------------------------------------------------------------------------
6. If Amendment, Date of Original (Month/Day/Year)

               9/8/97
--------------------------------------------------------------------------------
7. Individual or Joint/Group Filing (Check Applicable Line)

   ___ Form filed by One Reporting Person

   _X_ Form filed by More than One Reporting Person

--------------------------------------------------------------------------------

TABLE I-NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED


1.Title of Security        2. Amount of Securities        3. Ownership Form:       4. Nature of Indirect
  (Instr. 4)                  Beneficially Owned             Direct (D) or            Beneficial Ownership
                              (Instr. 4)                     or Indirect (I)          (Instr. 5)
                                                             (Instr. 5)
----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting preson, see
Instruction 5(b)(v).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS
A CURRENTLY VALID OMB CONTROL NUMBER
                                                                         (Over)
                                                                SEC 1473 (7-97)

              TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED
         (E.G., PUTS CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
Warrants                 Immed.     8/28/02         Common Stock, par      4,132,230         (1)             (2)           (4)
                                                    value $0.01 per
                                                    share
------------------------------------------------------------------------------------------------------------------------------------
Warrants                 Immed.     5/28/04         Common Stock, par
                                                    value $0.01 per
                                                    share                  123,966.9         (1)             (3)           (4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:
     See page 3 attached.

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


                                                               June 7, 1999
---------------------------------------------            -----------------------
    **Signature of Reporting Person                                Date
      See page 5 attached.


Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                          Page 2
                                                                 SEC 1473 (7-97)

                                     Form 3
                               Continuation Sheet


Item 1:  The Goldman Sachs Group, Inc.
              85 Broad Street
              New York, New York 10004
Item 2:  May 28, 1999
Item 4:  Wellsford Real Properties, Inc. - WRP
------------------------------------------------------------------


Instruction 5(b)(v) list of other Reporting Persons:

         This amendment is being filed by WHWEL Real Estate Limited Partnership ("WHWEL"), WHATR Gen-Par, Inc. ("WHATR Gen-Par"), Whitehall Street Real Estate Limited Partnership VII, ("Whitehall VII"), WH Advisors, L.P. VII ("WH Advisors, L.P. VII"), WH Advisors, Inc. VII ("WH Advisors, Inc. VII"), Whitehall Street Real Estate Limited Partnership V ("Whitehall V"), WH Advisors, L.P. V ("WH Advisors, L.P. V"), WH Advisors, Inc. V ("WH Advisors, Inc. V"), W/W Group Holdings, L.L.C. ("Holdings"), Whitehall Street Real Estate Limited Partnership XI ("Whitehall XI"), WH Advisors, L.L.C. XI ("WH Advisors, L.L.C. XI"), Goldman, Sachs & Co. ("GS&Co.") and The Goldman Sachs Group, Inc. ("GS Group"; together with WHWEL, WHATR Gen-Par, Whitehall VII, WH Advisors, L.P. VII, WH Advisors, Inc. VII, Whitehall V, WH Advisors, L.P. V, WH Advisors, Inc. V, Holdings, Whitehall XI, WH Advisors, L.L.C. XI and GS&Co., the "Reporting Persons") and amends the Form 3 filed by WHWEL, WHATR Gen-Par, Whitehall VII, WH Advisors, L.P. VII, WH Advisors, Inc. VII, The Goldman Sachs Group, L.P. and GS&Co. on September 8, 1997. The principal business address for each of the Reporting Persons is 85 Broad Street, New York, New York 10004.

Explanation of Responses (continued from page 2):

(1) The exercise price of each Warrant is, at the sole option of the holder thereof, either (i) a number of membership units of Wellsford/Whitehall Group, L.L.C., a Delaware limited liability company ("Wellsford/Whitehall Group") equal to the quotient of (x) $10.00 divided by (y) the "Deemed
     Value Per Membership Unit" (as defined in the Limited Liability Company Agreement of Wellsford/Whitehall Group dated as of May 28, 1999) or (ii) $10.00 in cash; provided that holders of Warrants may not elect to use membership units of Wellsford/Whitehall Group as the exercise price prior to August 28, 1999.

(2) The 5,000,000 warrants are held directly by Holdings and indirectly by the other Reporting Persons, and are convertible into 4,132,230 shares of Common Stock.

(3) The 150,000 warrants are held directly by Holdings and indirectly by the other Reporting Persons, and are convertible into 123,966.9 shares of Common Stock.

(4) As of May 28, 1999, (i) Holdings beneficially owned 4,256,196.9 shares of Common Stock; (ii) each of WHWEL and Whitehall XI, as the managing members of Holdings, may be deemed to indirectly beneficially own 4,256,196.9 shares of Common Stock, which are beneficially owned by Holdings; (iii) WHATR Gen-Par, as the general partner of WHWEL, may be deemed to indirectly beneficially own 4,256,196.9 shares of Common Stock, which are beneficially owned by Holdings; (iv) Whitehall VII, as the direct beneficial owner of all

                                     Form 3
                               Continuation Sheet


Item 1:  The Goldman Sachs Group, Inc.
              85 Broad Street
              New York, New York 10004
Item 2:  May 28, 1999
Item 4:  Wellsford Real Properties, Inc. - WRP
------------------------------------------------------------------


     of the capital stock of WHATR Gen-Par, may be deemed to indirectly beneficially own 4,256,196.9 shares of Common Stock, which are beneficially owned by Holdings; (v) WH Advisors, L.P. VII, as the general partner of Whitehall VII, may be deemed to indirectly beneficially own 4,256,196.9 shares of Common Stock, which are beneficially owned by Holdings; (vi) WH Advisors, Inc. VII, as the general partner of WH Advisors, Inc. VII, may be deemed to indirectly beneficially own 4,256,196.9 shares of Common Stock, which are beneficially owned by Holdings; (vii) Whitehall V, as a limited partner of WHWEL, may be deemed to indirectly beneficially own 4,256,196.9 shares of Common Stock, which are beneficially owned by Holdings; (viii) WH Advisors, L.P. V, as the general partner of Whitehall V, may be deemed to indirectly beneficially own 4,256,196.9 shares of Common Stock, which are beneficially owned by Holdings; (ix) WH Advisors, Inc. V, as the general partner of WH Advisors, L.P. V, may be deemed to indirectly beneficially own 4,256,196.9 shares of Common Stock, which are beneficially owned by Holdings; (x) WH Advisors, L.L.C., XI, as the general partner of Whitehall XI, may be deemed to indirectly beneficially own 4,256,196.9 shares of Common Stock, which are beneficially owned by Holdings; (xi) GS Group, as
     (A) the direct beneficial owner of (a) all of the capital stock of WH Advisors, Inc. VII, (b) all of the capital stock of WH Advisors, Inc. V and
     (c) all of the membership units of WH Advisors, L.L.C. XI and (B) one of the general partners of GS&Co. with an approximately 99% interest in GS&Co., may be deemed to indirectly beneficially own 4,256,196.9 shares of Common Stock, which are beneficially owned by Holdings; and (xii) GS&Co., as the investment advisor to Whitehall VII, Whitehall V and Whitehall XI, in each case, may be deemed to indirectly beneficially own 4,256,196.9 shares of Common Stock, which are beneficially owned by Holdings.

     GS&Co. and GS Group each disclaims beneficial ownership of the shares of Common Stock owned by WHWEL, Holdings, Whitehall VII, Whitehall V and Whitehall XI to the extent of (a) partnership interests of WHWEL, (b) membership interests in Holdings, (c) partnership interests in Whitehall VII, (d) partnership interests in Whitehall V and (e) partnership interests in Whitehall XI held by persons other than GS&Co., GS Group or their affiliates.

     Each of the Reporting Persons (other than Holdings) disclaims beneficial ownership of the shares of Common Stock reported herein except to the extent of its pecuniary interest therein.

                                     Form 3
                               Continuation Sheet

Item 1:  The Goldman Sachs Group, Inc.
              85 Broad Street
              New York, New York 10004
Item 2:  May 28, 1999
Item 4:  Wellsford Real Properties, Inc. - WRP
------------------------------------------------------------------


SIGNATURES:


WHWEL REAL ESTATE LIMITED PARTNERSHIP

By:  WHATR Gen-Par, Inc.

By: /s/ Elizabeth M. Burban
   --------------------------
   Name:  Elizabeth M. Burban
   Title: Vice President


WHATR GEN-PAR, INC.

By: /s/ Elizabeth M. Burban
   --------------------------
   Name:  Elizabeth M. Burban
   Title: Vice President


WHITEHALL STREET REAL ESTATE LIMITED PARTNERSHIP VII

By: WH Advisors, L.P. VII

By: WH Advisors, Inc. VII

By: /s/ Elizabeth M. Burban
   --------------------------
   Name:  Elizabeth M. Burban
   Title: Vice President


WH ADVISORS, L.P. VII

By: WH Advisors, Inc. VII

By: /s/ Elizabeth M. Burban
   --------------------------
   Name:  Elizabeth M. Burban
   Title: Vice President

                                     Form 3
                               Continuation Sheet

Item 1:  The Goldman Sachs Group, Inc.
              85 Broad Street
              New York, New York 10004
Item 2:  May 28, 1999
Item 4:  Wellsford Real Properties, Inc. - WRP
------------------------------------------------------------------


WH ADVISORS, INC. VII

By: /s/ Elizabeth M. Burban
   --------------------------
   Name:  Elizabeth M. Burban
   Title: Vice President


WHITEHALL STREET REAL ESTATE LIMITED PARTNERSHIP V

By: WH Advisors, L.P. V

By: WH Advisors, Inc. V

By: /s/ Elizabeth M. Burban
   --------------------------
   Name:  Elizabeth M. Burban
   Title: Vice President


WH ADVISORS, L.P. V

By: WH Advisors, Inc. V

By: /s/ Elizabeth M. Burban
   --------------------------
   Name:  Elizabeth M. Burban
   Title: Vice President


WH ADVISORS, INC. V

By: /s/ Elizabeth M. Burban
   --------------------------
   Name:  Elizabeth M. Burban
   Title: Vice President


W/W GROUP HOLDINGS, L.L.C.

By: /s/ Elizabeth M. Burban
   --------------------------
   Name:  Elizabeth M. Burban
   Title: Vice President


WHITEHALL STREET REAL ESTATE LIMITED PARTNERSHIP XI

By: WH Advisors, L.L.C. XI

By: /s/ Elizabeth M. Burban
   --------------------------
   Name:  Elizabeth M. Burban
   Title: Vice President

                                     Form 3
                               Continuation Sheet

Item 1:  The Goldman Sachs Group, Inc.
              85 Broad Street
              New York, New York 10004
Item 2:  May 28, 1999
Item 4:  Wellsford Real Properties, Inc. - WRP
------------------------------------------------------------------


WH ADVISORS, L.L.C., XI

By: /s/ Elizabeth M. Burban
   --------------------------
   Name:  Elizabeth M. Burban
   Title: Vice President


GOLDMAN, SACHS & CO.

By: /s/ Roger S. Begelman
   --------------------------
   Name:  Roger S. Begelman
   Title: Attorney-in-Fact


THE GOLDMAN SACHS GROUP, INC.

By: /s/ Roger S. Begelman
   --------------------------
   Name:  Roger S. Begelman
   Title: Attorney-in-Fact